Use these links to rapidly review the document

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-160136

PROSPECTUS SUPPLEMENT
(To Prospectus dated August 20, 2009)

16,000,000 SHARES

COMMON STOCK

         Safeguard Delaware, Inc. and Safeguard Scientifics (Delaware), Inc., two of our stockholders and subsidiaries of Safeguard Scientifics, Inc., which we sometimes refer to together as "Safeguard," are selling an aggregate of 16,000,000 shares of our common stock.

         Shares of our common stock are currently traded on the Nasdaq Capital Market under the symbol "CLRT." On August 26, 2009, the closing sale price of our common stock was $3.55 per share.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 3 OF THE ACCOMPANYING BASE PROSPECTUS AND THE RISK FACTORS SET FORTH IN OUR REPORTS FILED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

	Per Share	Total
Public offering price	$3.50	$56,000,000
Underwriting discount	$0.17	$2,720,000
Proceeds, before expenses, to Safeguard	$3.33	$53,280,000

         Safeguard Delaware, Inc. has granted the underwriters a 30-day option to purchase up to an additional 2,400,000 shares of our common stock to cover over-allotments, if any. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $3,128,000, and Safeguard's total proceeds, before expenses, will be $61,272,000.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Stephens Inc.

Robert W. Baird & Co.    Stifel Nicolaus

Boenning & Scattergood, Inc.

The date of this prospectus supplement is August 27, 2009

        You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying base prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying base prospectus or such incorporated documents. No offer to sell these shares of common stock is being made in any jurisdiction where the offer is not permitted. The information contained in or incorporated by reference into this prospectus supplement and the accompanying base prospectus is accurate only as of the date of this prospectus supplement and the accompanying base prospectus or the documents incorporated by reference therein, regardless of when this prospectus supplement and the accompanying base prospectus is delivered or when any sale of the common stock occurs. Our business, financial condition, results of operations or prospects may have changed since that date.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

        If information in this prospectus supplement is inconsistent with the accompanying base prospectus or the information incorporated by reference, you should rely on this prospectus supplement. You should read both this prospectus supplement and the accompanying base prospectus together with the additional information about us to which we refer you in the section of this prospectus supplement entitled "Where You Can Find More Information."

        This prospectus supplement and the accompanying base prospectus are part of a "shelf" registration statement that we have filed with the Securities and Exchange Commission, or the SEC. Each time securities are sold under the accompanying base prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including the price, the amount of securities being offered and the plan of distribution. The shelf registration statement was declared effective by the SEC on August 20, 2009. This prospectus supplement describes, among other things, the specific details regarding this offering, including the price, the amount of common stock being offered, and the underwriting arrangements. The accompanying base prospectus provides general information about us, some of which may not apply to this offering.

PROSPECTUS SUPPLEMENT SUMMARY

        You should read the following summary together with the more detailed information concerning us, the common stock being sold in this offering and our financial statements appearing in this prospectus supplement, in the accompanying base prospectus and in the documents incorporated by reference into this prospectus supplement and the accompanying base prospectus. Because this is only a summary, you should read the rest of this prospectus supplement and the accompanying base prospectus, as well as all documents incorporated by reference, before you invest in our common stock. Read this entire prospectus supplement and the accompanying base prospectus carefully, especially the risks described under "Risk Factors" and the financial statements and related notes, before making an investment decision.

Our Company

        Clarient, Inc., a Delaware corporation ("Clarient," the "Company," "we," "us" or "our"), is a leading provider of comprehensive, cancer-diagnostic laboratory services. From our state-of-the-art commercial laboratory and through our Internet-based application, Clarient delivers advanced oncology testing and diagnostic services to pathologists, oncologists, hospitals and biopharmaceutical companies throughout the United States. Clarient is also developing proprietary companion diagnostic markers for therapeutics in breast, prostate, lung and colon cancers, as well as leukemia and lymphoma.

        Our mission is to combine innovative technologies, meaningful test results, and world-class pathology expertise to improve the lives of those affected by cancer by bringing clarity to a complex disease. Our vision is to be the leader in cancer diagnostics by dedicating ourselves to collaborative relationships with the health care community as we translate cancer discovery and information into better patient care. We were incorporated as a Delaware corporation in 1993. Our principal executive offices are located at 31 Columbia, Aliso Viejo, California, 92656, and our telephone number is (949) 425-5700. Our internet address is www.clarientinc.com. Our internet website and the information contained therein or connected thereto are not intended to be incorporated into this prospectus, and you should not consider it part of this prospectus supplement.

        Our focus is on identifying opportunities to increase our profitability and differentiate our service offerings in a highly competitive market. An important aspect of our strategy is to develop high-value, revenue generating opportunities by connecting our medical expertise and our intellectual property with our strong commercial team to commercialize novel diagnostic tests (also referred to as "novel markers" or "biomarkers"). Novel diagnostic tests detect characteristics of an individual's tumor or disease that, once identified and qualified, may allow for more accurate prognosis, diagnosis, and treatment. In addition, we are working to identify specific partners and technologies where we can assist in the commercialization of third-party developed novel diagnostic tests.

        Our goal is to position the Company within a wide-range of the oncology diagnostics markets, including molecular marker development and molecular marker clinical validation through a technology-empowered laboratory. We have deployed superior testing platforms, which are connected to our internet-based platform, PATHSiTE™, that delivers critical diagnostic and interpretative information to community pathologists, oncologists, and pharmaceutical researchers.

 THE OFFERING

Common stock offered by Safeguard Delaware, Inc.	12,561,279 shares
Common stock offered by Safeguard Scientifics	3,438,721 shares
(Delaware), Inc.
Over-allotment option	2,400,000 shares from Safeguard Delaware, Inc.
Use of proceeds	The proceeds from the sale of the common stock to which this prospectus supplement relates are solely for the account of Safeguard. We will not receive any of the proceeds from such sales.
Risk Factors
See the section entitled "Risk Factors" beginning on page 3 of the accompanying base prospectus and the risk factors set forth in our reports filed under the Securities Exchange Act of 1934, as amended, for a discussion of factors you should consider before purchasing shares of our common stock.
Nasdaq Capital Market Symbol	CLRT

Summary Financial Data

        The following table sets forth our summary consolidated financial data as of the dates and for the periods indicated. The consolidated statement of operations data for each of the years in the three-year period ended December 31, 2008 and the balance sheet data as of December 31, 2008, 2007 and 2006 have been derived from our audited financial statements, which are incorporated by reference into this prospectus supplement and the accompanying base prospectus. The consolidated statement of operations data for each of the three month periods ended June 30, 2009 and 2008, and the balance sheet data as of June 30, 2009 and 2008, have been derived from our unaudited financial statements, which are also incorporated by reference into this prospectus supplement and the accompanying base prospectus and which include, in the opinion of management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of such data. You should read this summary of consolidated financial data with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes, each included in our Annual Report on Form 10-K filed with the SEC on March 19, 2009, which is incorporated by reference into this prospectus supplement and the accompanying base prospectus. These operating results are not necessarily indicative of our operating results for any future period.

	Quarters Ended June 30,		Years Ended December 31,
	2009	2008	2008	2007	2006
Consolidated Statement of Operations Data:
Revenue	$23,730	$16,916	$73,736	$42,995	$27,723
Cost of services	9,922	8,491	32,936	26,807	19,777
Operating expenses	13,037	10,141	42,290	27,985	20,563
Other expense, net	742	2,557	8,149	2,349	920

Income (loss) from continuing operations before income taxes	29	(4,273)	(9,639)	(14,146)	(13,537)
Income taxes	—	(6)	(6)	(23)	(24)
Income (loss) from discontinued operations	—	—	—	5,412	(2,574)

Net income (loss)	$29	$(4,279)	$(9,645)	$(8,757)	$(16,135)

Basic and diluted net income (loss) per common share:
Loss from continuing operations	$(0.06)	$(0.06)	$(0.13)	$(0.20)	$(0.20)
Income (loss) from discontinued operations, net of tax	—	—	—	0.08	(0.04)
Net loss	$(0.06)	$(0.06)	$(0.13)	$(0.12)	$(0.24)

	As of June 30,		As of December 31,
	2009	2008	2008	2007	2006
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,921	$2,052	$1,838	$1,516	$448
Accounts receivable, net	27,473	14,641	20,315	12,020	9,165
Assets of discontinued operations	—	—	—	—	6,349
Total assets	54,319	29,616	35,509	26,618	27,344
Current liabilities of discontinued operations	—	—	—	—	1,327
Total current liabilities	13,891	26,279	35,934	26,402	14,246
Long-term capital lease obligations	982	399	345	906	7,439
Deferred rent and other-non current liabilities	3,756	4,049	3,970	4,099	3651
Non-current liabilities of discontinued operations	—	—	—	—	1,057
Accumulated deficit	(159,239)	(150,390)	(154,822)	(145,177)	(136,420)
Total stockholders' equity (deficit)	35,690	(1,111)	(4,740)	(4,789)	951

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the information incorporated by reference into this prospectus supplement contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about us, the industries in which we operate and other matters, as well as management's beliefs and assumptions and other statements regarding matters that are not historical facts. These statements include, in particular, statements about our plans, strategies and prospects. For example, when we use words such as "projects," "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "should," "would," "could," "will," "opportunity," "potential" or "may," variations of such words or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

        Our forward-looking statements are subject to risks and uncertainties. Factors that might cause actual results to differ materially, include, but are not limited to: our ability to maintain compliance with financial and other covenants under our credit arrangement with Gemino Healthcare Finance, LLC, limitations on our ability to borrow funds under our credit arrangement, our ability to obtain annual renewals of our credit facilities, unanticipated expenses or liabilities or other adverse events affecting cash flow, our ability to successfully develop and market novel markers, uncertainty of success in developing any new internal-use software applications, failure to obtain U.S. Food and Drug Administration clearance or approval for particular applications, our ability to compete with other technologies and with emerging competitors in cell imaging, and our dependence on third parties for collaboration in developing new tests, and those factors set forth under the caption "Risk Factors" in the accompanying base prospectus. Many of these factors are beyond our ability to predict or control. In addition, as a result of these and other factors, our past financial performance should not be relied upon as an indication of future performance. All forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by this cautionary statement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus supplement and the information incorporated by reference herein might not occur.

 USE OF PROCEEDS

        The proceeds from the sale of the common stock to which this prospectus supplement relates are solely for the account of Safeguard. We will not receive any of the proceeds from such sales.

SELLING STOCKHOLDERS

        The following table sets forth as of August 20, 2009: (1) the name of each selling stockholder selling shares of our common stock under this prospectus supplement; (2) the number of shares of our common stock owned by each such selling stockholder prior to such sale; (3) the number of shares of our common stock offered under this prospectus supplement (both with and without the shares offered to cover over-allotments, if any); and (4) the amount of the class to be owned by each such selling stockholder if all shares of our common stock sold under this prospectus supplement were sold hereunder (both with and without the shares offered to cover over-allotments, if any). The percentage of outstanding common stock owned is calculated based on 77,737,502 shares of our common stock issued and outstanding at August 20, 2009. We have prepared the following table based on the information supplied to us by the selling stockholders and we have not sought to verify such information. All other information in the section of the base prospectus entitled "Selling Stockholders" remains unchanged.

	Common Stock Owned at Date of this Prospectus Supplement		Common Stock Offered Under this Prospectus Supplement		Common Stock Owned After Sale of Shares Offered Under this Prospectus Supplement				Percentage of Common Stock Owned After Sale of Shares Offered Under this Prospectus Supplement
Selling Stockholder	Number		Without Over- Allotment	With Over- Allotment	Without Over- Allotment		With Over- Allotment		Without Over- Allotment	With Over- Allotment
Safeguard Scientifics (Delaware), Inc.	3,438,721		3,438,721	3,438,721	0		0		—	—
Safeguard Delaware, Inc.	45,848,573	(1)	12,561,279	14,961,279	33,287,294	(1)	30,887,294	(1)	41.3%	38.3%

(1)
Includes 2,803,473 shares of common stock subject to warrants which are currently exercisable, of which (i) 50,000 have an exercise price of $2.00 per share, (ii) 1,350,000 have an exercise price of $1.35 per share, (iii) 50,000 have an exercise price of $0.87 per share, (iv) 624,306 have an exercise price of $0.98 per share, (v) 166,667 have an exercise price of $1.64 per share, (vi) 62,500 have an exercise price of $1.3889 per share, and (vii) 500,000 have an exercise price of $1.376 per share.

 PRICE RANGE OF SECURITIES AND DIVIDENDS

        Our common stock is quoted on the Nasdaq Capital Market under the symbol "CLRT." The following table sets forth the high and low bid prices for our common stock as reported by the Nasdaq Capital Market. These prices do not include retail mark-up, mark-down or commissions.

	Sales Price
	High	Low
2009
Third Quarter (through August 26, 2009)	$4.15	$3.15
Second Quarter	3.85	2.03
First Quarter	2.33	1.00
2008
Fourth Quarter	$2.00	$0.82
Third Quarter	2.35	1.57
Second Quarter	2.30	1.28
First Quarter	2.45	1.25
2007
Fourth Quarter	$2.37	$1.90
Third Quarter	2.20	1.66
Second Quarter	2.65	1.87
First Quarter	2.21	1.20

        The closing price for our common stock on August 26, 2009 was $3.55. As of August 26, 2009, there were 347 holders of record of our common stock. The transfer agent for our common stock is BNY Mellon Shareowner Services. The transfer agent's address is 400 South Hope Street, 4th Floor, Los Angeles, CA 90071, telephone (213) 553-9726.

        We do not anticipate paying cash dividends in the foreseeable future. Presently, we intend to retain all of our earnings, if any, to finance development and expansion of our business.

UNDERWRITING

        Under an underwriting agreement dated August 27, 2009, Safeguard has agreed to sell to the underwriters named below the indicated number of shares of our common stock:

Underwriter	Number of Shares
Stephens Inc.	8,000,000
Robert W. Baird & Co. Incorporated	3,200,000
Stifel, Nicolaus & Company, Incorporated	3,200,000
Boenning & Scattergood, Inc.	1,600,000

Total	16,000,000

        The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of our common stock in the offering if any are purchased, other than those shares covered by the over-allotment option we describe below.

        Safeguard Delaware, Inc. has also granted to the underwriters a 30-day option to purchase on a pro-rata basis up to 2,400,000 additional shares from us at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of our common stock.

        The underwriters propose to offer the shares of our common stock initially at the public offering price on the cover page of this prospectus supplement. After the offering, the underwriters may change the public offering price and concession and discount to broker/dealers. As used in this section:

  •
  The underwriter is a securities broker/dealer that is a party to the underwriting agreement and will have a contractual commitment to purchase shares of our common stock from us.

  •
  Broker/dealers are firms registered under applicable securities laws to sell securities to the public.

  •
  The syndicate consists of the underwriters and the selling group members.

        The following table summarizes the compensation to be paid to the underwriters:

		Total
	Per Share	Without Over- Allotment	With Over- Allotment
Underwriting discounts and commissions payable by Safeguard	$0.17	$2,720,000	$3,128,000

        The underwriting fee will be an amount equal to the offering price per share to the public of the common stock, less the amount paid by the underwriters to Safeguard per share of common stock. The underwriters' compensation was determined through arms-length negotiations between Safeguard and the underwriters.

        We estimate the expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $171,500. Expenses include the SEC filing fees, Nasdaq listing fees, printing, legal, accounting and transfer agent and registrar fees, and other miscellaneous fees and expenses.

        We and Safeguard and certain of our officers and directors have agreed not to offer, sell, transfer, pledge, contract to sell, transfer or pledge, or file with the SEC a registration statement under the Securities Act relating to any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any of shares of our common stock without the prior written consent of Stephens Inc. for a period of 90 days after the date of this prospectus, except that these restrictions will not apply to our ability to grant employee or director equity incentive awards under the terms of equity incentive plans in effect on the date of this prospectus or to issue our common stock upon any exercise of options or stock appreciation rights.

        We and Safeguard have agreed to indemnify the underwriters against liabilities under the Securities Act or to contribute to payments that the underwriters may be required to make in that respect.

        The shares of our common stock are traded on the Nasdaq Capital Market under the symbol "CLRT."

        The underwriters and their affiliates have provided, or may provide in the future, advisory and investment banking services to us, for which they have received or would receive customary compensation.

        The underwriters may engage in over-allotment transactions, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Exchange Act.

  •
  Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position.

  •
  Stabilizing transactions permit bids to purchase shares of our common stock so long as the stabilizing bids do not exceed a specified maximum.

        Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed to cover syndicate short positions. These stabilizing transactions and syndicate covering transactions may cause the price of our common stock to be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Capital Market or otherwise and, if commenced, may be discontinued at any time.

LEGAL MATTERS

        The validity of the common stock being offered hereby will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, located in Newport Beach, California. Certain matters will be passed upon for Safeguard by Morgan, Lewis & Bockius LLP, located in Philadelphia, Pennsylvania, and for the underwriters by Kutak Rock LLP, located in Little Rock, Arkansas.

EXPERTS

        Our consolidated financial statements and schedule as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, have been incorporated by reference herein and in the registration statement in reliance on the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The audit report covering the December 31, 2008 consolidated financial statements contains an explanatory paragraph that states that we have suffered recurring losses from operations and negative cash flows from operations and have working capital and net capital deficiencies. It also states that it is not probable that we can remain in compliance with the restrictive financial covenants in our bank credit facilities, and that these matters raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

        The audit report also refers to our change in our method of accounting for uncertainties in income taxes in 2007.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-3 with the SEC for the securities being offered by this prospectus supplement. This prospectus supplement does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information.

        We are required to file annual and quarterly reports, special reports, proxy statements, and other information with the SEC. We make these documents publicly available, free of charge, on our website at www.clarientinc.com as soon as reasonably practicable after filing such documents with the SEC. You can read our SEC filings, including the registration statement, on the SEC's website at http://www.sec.gov. You also may read and copy any document we file with the SEC at its public reference facility at:

      Public Reference Room
      100 F Street N.E.
      Washington, DC 20549

        Please call the SEC at 1-800-732-0330 for further information on the operation of the public reference facilities.

PROSPECTUS

CLARIENT, INC.

31 Columbia, Aliso Viejo, California 92656

(949) 425-5700

49,287,294 Shares of Common Stock

This prospectus relates to the offer and sale from time to time of up to 49,287,294 shares of our common stock which are held by certain of our stockholders named in this prospectus, who are referred to herein as the selling stockholders.  Of this amount, 46,483,821 shares of our common stock are held by the selling stockholders and 2,803,473 shares of our common stock are issuable to one of the selling stockholders upon the exercise of warrants to purchase shares of common stock that were previously issued by us to certain selling stockholders in various private placements and stock dividends, as well as acquired by the selling stockholders through open market purchases and transfers from former stockholder between 1997 and 2009, as more fully described in the section entitled “Selling Stockholders” on page 17 of this prospectus.

The selling stockholders may sell all shares of common stock described in this prospectus in public or private transactions, on or off the NASDAQ Capital Market, at prevailing market prices, or at privately negotiated prices.  The selling stockholders may sell shares directly to purchasers or through brokers or dealers.  Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders.  We will not receive any proceeds from the selling stockholders’ sale of the shares of common stock.  We have agreed to bear the expenses in connection with the registration and sale of the common stock offered by the selling stockholders and to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended.  See the section in this prospectus entitled “Plan of Distribution” for additional information on how the selling stockholders may conduct sales of our common stock.

Our common stock currently is traded on the NASDAQ Capital Market under the symbol “CLRT.”  On July 10, 2009, the closing price of our common stock was $3.37 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section of this prospectus beginning on page 3 and the risk factors incorporated herein by reference from our annual report filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is August 20, 2009.

SUMMARY	1
RISK FACTORS	3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	16
USE OF PROCEEDS	16
SELLING STOCKHOLDERS	17
PLAN OF DISTRIBUTION	19
LEGAL MATTERS	21
EXPERTS	21
WHERE YOU CAN FIND ADDITIONAL INFORMATION	21
INCORPORATION BY REFERENCE	21

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplements.  We have not authorized anyone to provide you with information different from that contained in this prospectus.  Offers to sell, and offers to buy, the shares of common stock are valid only in jurisdictions where offers and sales are permitted.  The information contained in this prospectus is accurate only as to the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the common stock.

SUMMARY

This summary highlights some important information about our business and about this offering.  It does not include all of the information you should consider before deciding to purchase any shares of our common stock.  Please review this entire prospectus and the information incorporated herein by reference, including the risk factors section and our consolidated financial statements and related notes, before you decide to purchase any shares of our common stock.

Except as otherwise indicated in this prospectus or as the context may otherwise indicate, in this prospectus the words “we,” “our,” “us” and “Company” refer to Clarient, Inc. and its subsidiaries.

Our Company

Clarient, Inc., a Delaware corporation, is an advanced oncology diagnostics services company.  Our mission is to combine innovative technologies, meaningful test results, and world-class expertise to improve the lives of those affected by cancer by bringing clarity to a complex disease.  Our vision is to be the leader in cancer diagnostics by dedicating ourselves to collaborative relationships with the health care community as we translate cancer discovery and information into better patient care.

Our focus is on identifying high-quality opportunities to increase our profitability and differentiate our service offerings in a highly competitive market.  An important aspect of our strategy is to develop high-value, revenue-generating opportunities by connecting our medical expertise and our intellectual property with our strong commercial team to commercialize novel diagnostic tests.  Novel diagnostic tests detect characteristics of an individual’s tumor or disease that, once identified and qualified, allow for more accurate prognosis, diagnosis, and treatment.  In addition, we are working to identify specific partners and technologies where we can assist in the commercialization of third-party developed novel diagnostic tests.  We believe that broader discovery and use of novel diagnostic tests will clarify and simplify decisions for healthcare providers and the biopharmaceutical industry.  The growing demand for personalized medicine has generated a need for these novel diagnostic tests, creating a new market widely expected to reach $3.0 billion by 2012, based upon industry analyst data.

Our goal is to position the Company within a wide-range of the oncology diagnostics markets, including molecular marker development and molecular marker clinical validation through a technology-empowered laboratory.  We have deployed the best available testing platforms, which are connected to our internet-based platform, PATHSiTE™, that delivers critical diagnostic and interpretative information to community pathologists, oncologists, and pharmaceutical researchers.

With the completion of the human genome project in the late 1990s, medical science has entered a new era of diagnostics that will move us closer than ever before to understanding the molecular causes for complex diseases, particularly cancer.  As a result, the landscape of cancer management is undergoing significant change.  There is now an escalating need for advanced oncology testing to provide physicians with necessary information on the cellular profile of a specific tumor, enabling such physicians to select the most appropriate therapies.  Significant business opportunities exist for companies that are able to execute strategies to extract value from this new environment.  For this reason, we began performing under a new business plan in the third quarter of 2004 by launching a new business initiative—building a laboratory facility providing comprehensive services focused on cancer testing for both the clinical and research markets—capitalizing on the growth that is widely anticipated over the next five to ten years in the cancer diagnostics market.

In 2005, we changed our corporate name and completed the first stage of the transformation of our business from ChromaVision Medical Systems, Inc. (positioned as a medical device provider with a single application) to Clarient, Inc. (positioned as a technology and services company offering a full menu of advanced tests to assess and characterize cancer).  We gathered an experienced group of professionals from the anatomic pathology laboratory and the in-vitro diagnostics businesses to carefully guide this transition.  We have achieved rapid growth by commercializing a set of services to provide the community pathologist with the latest in cancer diagnostic technology, anchored by our own proprietary image analysis technology, and electronic delivery of such image analysis.  In June 2005, we kicked off the second stage of our business strategy when we signed a distribution and development agreement with Dako A/S, a Danish company recognized as a worldwide leader in pathology diagnostics systems.  This enabled us to strengthen our legacy position as the leader in cellular digital image analysis with the ACIS® Automated Image Analysis System and accelerate our market penetration worldwide.

In 2006, we focused on the execution of our plan to capitalize on the growth of the cancer diagnostics market.  We built upon our core capabilities within immunohistochemistry with the addition of flow cytometry and fluorescent in situ hybridization molecular testing.  These additions positioned us to move beyond solid tumor testing into the important area of leukemia/lymphoma assessment.  We also completed a consolidation of our business by moving into a state-of-the-art laboratory and administrative facility without disruption to our customers.

In March 2007, we entered the third stage of our business strategy by selling our instrument systems business, consisting of certain tangible assets, inventory, intellectual property (including the Company’s patent portfolio and the ACIS and ChromaVision trademarks), contracts and other assets used in the operations of the instrument systems business, or our Technology Business, to Carl Zeiss MicroImaging, Inc., or Zeiss, an international leader in the optical and opto-electronics industries.  This sale provided us with additional financial resources to focus our efforts on the most profitable and fastest growing opportunities within our services business.  We believe our strength as an advanced oncology diagnostics services laboratory, our strong commercial reach with cancer-focused pathologists, our unique PATHSiTE™ suite of services, our deep domain expertise, and our access to robust intellectual property can propel our continued growth through the development of additional tests, unique analytical capabilities, and other service offerings.

We were incorporated as a Delaware corporation in 1993.  Our principal executive offices are located at 31 Columbia, Aliso Viejo, California, 92656, and our telephone number is (949) 425-5700.  Our internet address is www.clarientinc.com.  Our internet website and the information contained therein or connected thereto are not intended to be incorporated into this prospectus, and you should not consider it part of this prospectus.

RISK FACTORS

You should carefully consider the following risks and other information included or incorporated by reference in this prospectus before deciding to purchase any shares of our common stock, including those set forth under Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.  These risks and uncertainties are not the only ones we face.  Others that we do not know about now, or that we do not now think are important, may also impair our business.  The risks described in this section and included or incorporated by reference in this prospectus could cause our actual results to differ materially from those anticipated.

Risks Related to Our Business

We have a history of operating losses, and future profitability is uncertain.

We have incurred operating losses in every year since inception, and our accumulated deficit and stockholders’ deficit as of December 31, 2008 were $154.8 million and $4.7 million, respectively.  As of March 31, 2009, our accumulated deficit was $155.6 million and our stockholders’ equity was $23.7 million.  Those operating losses are principally associated with the investments we have made and expenses we have incurred relating to our diagnostic services business, and to a lesser extent, the costs related to the research and development of our former ACIS technology (which we transferred to Carl Zeiss MicroImaging, Inc., or Zeiss), conducting clinical trials, preparing regulatory clearance filings, and developing Dako A/S’s sales and marketing organization to commercialize the ACIS units prior to the ACIS Sale.

Although we have reduced our operating losses, we may continue to incur losses as a result of our laboratory services expansion.  We may never become profitable.  Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.  If we are unable to achieve and/or maintain profitability, the market value of our common stock will likely decline.  The aforementioned raises substantial doubt about our ability to continue as a going concern.

We may require additional financing for, among other things, general working capital, expansion of our laboratory operations, possible acquisitions, development of novel molecular tests, capital expenditures and other costs, and it is uncertain whether such financing will be available on favorable terms, if at all.

We will continue to expend funds for development of novel markers, clinical trials, and to expand our service offerings and will need additional capital if our current business initiatives are not successful or we fail to achieve the level of revenue and profitability from our services within the time frame contemplated by our business plan.

•                  Our present and future funding requirements will also depend on certain other external factors, including, among other things:

•                  The level of development investment required to maintain and improve our service offerings, including the development of novel molecular tests;

•                  Our need or decision to acquire or license complementary technologies or acquire complementary businesses;

•                  Competing technological and market developments;

•                  Changes in regulatory policies or laws that affect our operations; and

•                  Delays in cash collections from our payors, particularly Medicare.

We do not know whether additional financing will be available to us as needed on commercially acceptable terms or at all.  The current turmoil in the global credit markets adds to such uncertainty due to the more limited availability of credit.  These conditions could also impair the ability of those with whom we do business, such as our customers, suppliers, and lenders, to satisfy their obligations to us.  If adequate funds are not available, or are not available on commercially acceptable terms, we might be required to delay, scale back or eliminate some or all of our development activities or new business initiatives, or to license to third parties the right to commercialize products or technologies that we would otherwise seek to commercialize ourselves.  If additional funds are raised through an equity or convertible debt financing, our stockholders may experience significant dilution.

We are required to maintain compliance with financial and other restrictive covenants in our debt financing agreement which can restrict our ability to operate our business, and if we fail to comply with those covenants, our outstanding indebtedness may be accelerated.

In July 2008, we entered into a credit facility with Gemino Healthcare Finance, LLC, or Gemino.  The facility with Gemino was amended in January and February 2009.  The Gemino facility, as amended, contains financial covenants which require us to meet a minimum “fixed charge coverage ratio” and maintain minimum “excess liquidity” through January 2010.

The “fixed charge coverage ratio” covenant requires us to maintain a fixed charge coverage ratio on a cumulative annualized basis of 1.00 through June 30, 2009, 1.10 through September 30, 2009, and 1.20 through December 31, 2009.  The “fixed charge coverage ratio” is defined as the ratio of EBITDA (net income plus interest expense, tax expense, depreciation/ amortization expense, and stock based compensation expense) to the sum of (i) interest expense paid in cash on the Gemino facility, plus (ii) interest expense paid in cash on the prior credit facilities with Safeguard Scientifics, Inc., or Safeguard, and Comerica Bank, NA, or Comerica, plus (iii) payments made under capital leases, plus (iv) fees paid to Safeguard pursuant to its guarantee of our prior credit facility with Comerica, plus (v) unfinanced capital expenditures, plus (vi) taxes paid.

The minimum level of “excess liquidity” covenant requires us to maintain $3.0 million in excess liquidity through January 2010.  “Excess liquidity” is defined as the excess of availability under the Gemino facility, plus (ii) the aggregate amount actually available to be borrowed by us under our facility with Safeguard (which facility was paid in full and retired on May 14, 2009), plus (iii) unrestricted and unencumbered (other than in favor of Gemino) cash on hand and cash equivalents, minus (iv) all accounts payable and other current obligations that are past their respective due dates).

Our credit facility with Gemino also contains covenants which, among other things, restrict our ability to:

•      Incur additional debt;

•      Pay dividends or make other distributions or payments on our capital stock;

•      Make investments;

•      Make capital expenditures;

•      Incur (or permit to exist) liens;

•      Enter into transactions with our affiliates;

•      Change our business, legal name or state of incorporation;

•      Guarantee the debt of other entities, including joint ventures;

•      Merge or consolidate or otherwise combine with another company; and

•      Transfer or sell our assets.

We expect to maintain compliance with the revised covenants within the Gemino facility.  However, in order to do so, our results of operations in 2009 will have to meet or exceed our 2008 results of operations and such outcome is uncertain. As of June 22, 2009, we had approximately $4.7 million outstanding indebtedness under our facility with Gemino, and $6.6 million of cash and cash equivalents.  In the event the facility with Gemino was accelerated, we may be able to repay our obligation to Gemino through our cash and cash equivalents, assuming our current cash burn rates remain consistent.  In addition, we would likely seek alternative sources of financing to support our prospective working capital requirements, though there can be no assurance that we would be able to secure such financing on commercially reasonable terms.

The above covenants could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities, including acquisitions.  A breach of any of these covenants could result in a default under the Gemino facility.

During 2006 and 2007, we were unable to comply with certain financial covenants (including the requirement that we maintain a minimum tangible net worth and operating cash) under our previous credit agreements with General Electric Capital Corporation (which we repaid in full on March 17, 2008) and Comerica Bank (which we repaid in full on March 26, 2009).  While our lenders waived those defaults, if a default occurs in the future under our credit facility with Gemino, Gemino could elect to declare the indebtedness under the facility, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing such indebtedness.

The aforementioned, coupled with our history of operating losses, negative cash flows, accumulated deficit, and stockholders’ deficit raise substantial doubt about our ability to continue as a going concern.

Our credit agreement with Gemino contains a material adverse change clause.

If our business encountered difficulties that would qualify as a material adverse change in our (i) operations, (ii) condition (financial or otherwise), or (iii) ability to repay our facility, our credit agreement with Gemino could be cancelled.  Gemino could elect to declare the indebtedness under the facility, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing such indebtedness.

Disruption in credit markets and volatility in equity markets may affect our ability to access sufficient funding.

The global equity markets have been volatile and global credit markets have been disrupted, which has reduced the availability of investment capital and credit.  If these conditions continue or worsen, we may be unable to access adequate funding to operate and grow our business.  Our inability to access adequate funding or to generate sufficient cash from operations may require us to reconsider certain projects and capital expenditures.  The extent of any impact will depend upon several factors, including our operating cash flows, the duration of tight credit conditions and volatile equity markets, our credit ratings and credit capacity, the cost of financing, and other general economic and business conditions.

We sold our Technology Business to Zeiss and we may experience negative consequences as a result of such transaction, including limited indemnification obligations and restrictions on our business operations going forward.

In March 2007, we sold our Technology Business to Zeiss for an aggregate purchase price of $12.5 million, consisting of $11.0 million in cash and an additional $1.5 million in contingent purchase price, which was received on April 8, 2009.

The sale to Zeiss resulted in the transfer of our business of developing, manufacturing, and marketing the ACIS system.  We also transferred our patent portfolio and other intellectual property of the Technology Business to Zeiss, and while we have retained a license to certain patent rights, copyrights, and software, our use of those intellectual property rights is limited to the field of use specified in the license agreement.  We also agreed not to compete with Zeiss in connection with the development, production and sale of imaging instruments for a period of 42 months following the closing date of the sale and, as a result, our business will be restricted from engaging in those activities during that period.

In connection with the sale to Zeiss, we also made customary representations and warranties to Zeiss and we retained certain pre-closing liabilities relating to the Technology Business.  The indemnification period for the majority of such representations and warranties has expired and the related escrow period is completed.  However, we are still subject to indemnification obligations to Zeiss pursuant to representations and warranties relating to tax issues and product liability and warranty issues.  As a result, we may have future indemnification obligations to Zeiss upon a breach of such representations and warranties or relating to the liabilities that we retained.

We may not successfully manage our growth, which may result in delays or unanticipated difficulties in implementing our business plan.

Our success will depend upon the expansion of our operations and the effective management of our growth.  We expect to experience growth in the scope of our operations and services and the number of our employees.  If we grow significantly, such growth will place a significant strain on our management, administrative, operational, and financial resources.  To manage significant growth, we may need to expand our facilities, augment our operational, financial, and management systems, internal controls and infrastructure, and hire and train additional qualified personnel.  Our future success is heavily dependent upon growth and acceptance of our future services.  If we are unable to scale our business appropriately or otherwise adapt to anticipated growth and the introduction of new services, our business, operating results, cash flows, and financial condition may be harmed.

The diagnostic laboratory market is characterized by rapid technological change, frequent new product introductions, and evolving industry standards, and we may encounter difficulties keeping pace with changes in this market.

The introduction of diagnostic tests embodying new technologies and the emergence of new industry standards can render existing tests obsolete and unmarketable in short periods of time.  We expect our competitors to introduce new products and services and enhancements to their existing products and services.  Our future success will depend upon our ability to enhance our current tests, and to develop new tests, in a manner that keeps pace with emerging industry standards and achieves market acceptance.  Our inability to accomplish any of these endeavors will likely have a material adverse effect on our business, operating results, cash flows, and financial condition.

We face substantial existing competition and potential new competition.

The laboratory business is intensely competitive both in terms of price and service.  This industry is dominated by several national independent laboratories, but includes many smaller niche and regional independent laboratories as well.  Large commercial enterprises, including Quest Diagnostics Incorporated and Laboratory Corporation of America Holdings, have substantially greater financial resources and may have larger research and development programs and more sales and marketing channels than we do, enabling them to potentially develop and market competing products and services.  These enterprises may also be able to achieve greater economies of scale or establish contracts with payor groups on more favorable terms.  Academic and regional medical institutions generally lack the advantages of the larger commercial laboratories but still compete with us on a limited basis.  Smaller niche laboratories compete with us based on their reputation in specializing within a narrow test menu.  Pricing of laboratory testing services is one of the significant factors often used by health care providers in selecting a laboratory.  As a result of the laboratory industry undergoing significant consolidation, larger clinical laboratory providers are able to maximize cost efficiencies afforded by large-scale automated testing.  This consolidation results in greater price competition.  To meet such competition, we may be unable to improve our cost efficiencies sufficiently, if at all, and as a result, our operating results, cash flows, and our financial position could be negatively impacted.

In addition, many of our competitors have substantially greater research and development capabilities and financial, scientific, manufacturing, marketing, sales and service resources than we do.  Some of these entities also have more experience than we do in research and development, clinical trials, regulatory matters, manufacturing, marketing and sales.

Furthermore, our current and developing competitors are actively conducting research and development in areas where we are also conducting such activities.  The products and services these companies may develop could directly compete with our current or potential services, or may address other areas of diagnostic evaluation, making such companies compete more effectively against us.  The diagnostic testing market is sensitive to the timing of product and service availability.  A company that can quickly develop and achieve clinical study and regulatory success ahead of its competitors may hold a competitive advantage.

Our competitors might succeed in developing and commercializing technologies or services earlier and obtaining regulatory approvals and clearances from the FDA more rapidly than we are able to accomplish.  In addition, our competitors also might develop more effective technologies or services that may render our technologies or services obsolete or non-competitive.  If we are not able to effectively compete within our industry, our business and results of operations will be adversely affected.

Failure in our information technology systems could disrupt our operations.

Our success will depend, in part, on the continued and uninterrupted performance of our information technology systems.  Information systems are used extensively in virtually all aspects of our business, including laboratory testing, billing, customer service, logistics, management of medical data, and dissemination of test results.

Our computer systems are vulnerable to damage from a variety of sources, including telecommunications failures, malicious human acts, and natural disasters.  Moreover, despite reasonable security measures we have implemented, some of our information technology systems are potentially vulnerable to physical or electronic break-ins, computer viruses, and similar disruptive problems.  In addition, we are currently in the process of implementing an Enterprise Resource Planning system, which we expect to go live in the second half of 2009. The success of our Enterprise Resource Planning system conversion and related business risks that could arise in connection therewith are uncertain.

We conduct business over the internet and because certain of our information technology systems are located at third-party web hosting providers, we cannot control the maintenance and operation of the data centers by such third parties.  Despite the precautions we have taken, unanticipated problems affecting our systems could cause interruptions in our information technology systems, leading to lost revenue, deterioration of customer confidence, and significant business disruption.  Our business, financial condition, results of operations, or cash flows could be materially and adversely affected by any problem that interrupts or delays our operations.

If a catastrophe were to strike our facility, we would be unable to operate our business competitively.

Our facility may be affected by catastrophes such as fires or earthquakes.  Although we have installed certain power back-up systems, we may also be affected by sustained interruptions in electrical service.  Earthquakes and fires are of particular significance to us because our laboratory facility is located in southern California, an earthquake and fire prone area.  In the event our existing facility or equipment is affected by man-made or natural disasters, we may be unable to process our customers’ samples in a timely manner and unable to operate our business in a commercially competitive manner.

Our ability to maintain our competitive position depends on our ability to attract and retain highly qualified managerial, technical and sales and marketing personnel.

We believe that our continued success depends to a significant extent upon the efforts and abilities of our executive officers and our scientific and technical personnel, including the following individuals:

•                  Ronald A. Andrews, our Vice Chairman and Chief Executive Officer;

•                  Michael J. Pellini, M.D., our President and Chief Operating Officer;

•                  Raymond J. Land, our Senior Vice President and Chief Financial Officer;

•                  Kenneth J. Bloom, M.D., our Chief Medical Officer;

•                  Todd S. Barry, M.D., our Medical Director; and

•                  David J. Daly, our Senior Vice President of Commercial Operations.

The loss of any of our executive officers, senior managers, or key scientific or technical personnel could have a material adverse effect on our business, operating results, cash flows, and financial condition.  We do not maintain key-person life insurance on any of our officers, managers, scientific and technical personnel, or other employees.  Furthermore, our anticipated growth and expansion will require the addition of highly skilled technical, management, financial, sales and marketing personnel.  Competition for personnel is intense, and our failure to hire and retain talented personnel or the loss of one or more key employees could have a material adverse effect on our business.  In particular, we may encounter difficulties in attracting a sufficient number of qualified California licensed laboratory scientists.  In addition, our personnel may not be able to adequately fulfill their responsibilities and may not remain with us.

Our revenue will be diminished if payors do not adequately cover or reimburse us for our services.

There has been, and will likely continue to be, significant efforts by both federal and state agencies to reduce costs in government healthcare programs and to otherwise implement government control of healthcare costs.  In addition, increasing emphasis on managed care in the United States may continue to put pressure on the pricing of healthcare services.  Uncertainty exists as to the coverage and reimbursement status of new applications or services.  Governmental payors and private payors are scrutinizing new medical products and services.  Such third-parties may not cover, or may limit coverage and resulting reimbursement for our services.  Additionally, third-party insurance coverage may not be available to patients for any of our existing assays or assays we may discover and develop in the future.  A substantial portion of the testing for which we bill our hospital and laboratory clients is ultimately paid by third-party payors.  Any pricing pressure exerted by these third-party payors on our customers may, in turn, be exerted by our customers on us.  If governmental payors, including their contracted administrators, and other third-party payors do not provide adequate coverage and/or timely reimbursement for our services, our operating results, cash flows, or financial condition may decline.

Our cash flows and financial condition may decline if payors do not reimburse us for our services in a timely manner.

We depend on our payors to reimburse us for our services in timely manner.  If our payors, particularly Medicare or Medicare’s designated administrator, do not reimburse us in a timely manner, our cash flows and financial condition may decline.

A majority of managed care organizations are using capitated payment contracts in an attempt to shift payment risks which may negatively impact our operating margins.

Managed care providers typically contract with a limited number of diagnostic laboratories and then designate the laboratory or laboratories to be used for tests ordered by participating physicians.  The majority of managed care testing is negotiated on a fee-for-service basis at a discount.  Such discounts have historically resulted in price erosion and we expect that they could negatively impact our operating margins as we continue to offer laboratory services to managed care organizations.

Third party billing is extremely complicated and could result in us incurring significant additional costs.

Billing for laboratory services is extremely complicated.  The customer is the party that refers the tests and the payor is the party that pays for the tests, and the two are not always the same.  Depending on the billing arrangement and/or applicable law, we need to bill various payors, such as patients, health insurance companies, Medicare, Medicaid, doctors and employer groups, all of which have different billing requirements.  Health insurance companies and governmental payors also generally require complete and correct billing information within certain filing deadlines.  Additionally, our billing relationships require us to undertake internal audits to evaluate compliance with applicable laws and regulations as well as internal compliance policies and procedures. Health insurance companies also impose routine external audits to evaluate payments made.

Additional factors complicating billing are:

•                  Pricing differences between our fee schedules and the reimbursement rates of the payors;

•                  Disputes with payors as to which party is responsible for payment; and

•                  Disparity in coverage and information requirements among various carriers.

We incur significant additional costs as a result of our participation in the Medicare and Medicaid programs, as billing and reimbursement for laboratory testing are subject to considerable and complex federal and state regulations.  The additional costs we expect to incur as a result of our participation in the Medicare and Medicaid programs include costs related to, among other factors: (1) complexity added to our billing processes; (2) training and education of our employees and customers; (3) implementing compliance procedures and oversight; (4) collections and legal costs; (5) challenging coverage and payment denials; and (6) providing patients with information regarding claims processing and services, such as advanced beneficiary notices.

We previously outsourced responsibility for billing and collections for our laboratory services to a third-party.  In order to improve the quality of our collection efforts and reduce processing costs, we established an internal billing and collection department during 2008, and staffed the department with experienced, knowledgeable, and licensed personnel.  We, as a company, however, do not have previous experience in billing third parties or patients directly for our services, nor do we, as a company, have previous experience in collections activities.  We continue to encounter difficulties in transitioning and maintaining responsibility for such functions in-house.  To date, our in-house billing and collection department has not functioned as we had expected leading to certain delays in our billing and collection efforts.  Consequently, cash collections through March 31, 2009, have not increased at the same rate as revenue has increased.  We are in the process of substantially increasing our internal resources dedicated to our billing and collection efforts in response to these delays.  If our in-house billing and collection department is not able to bill and collect for services on a timely and accurate basis, including the compliance with filing deadlines required by certain payors, our operating results, cash flows, and financial condition may be negatively impacted.

Our material weaknesses in our internal control over financial reporting which existed as of December 31, 2008, were not adequately remediated as of March 31, 2009.

We determined that we continued to have material weaknesses in our internal control over financial reporting as of December 31, 2008.  The financial misstatements resulting from our material weaknesses were corrected prior to the issuance of our 2008 Consolidated Financial Statements contained in our Annual Report on Form 10-K filed on March 19, 2009.  During the three months ended March 31, 2009, our efforts continued in addressing the material weaknesses in our internal control over financial reporting.  We are in the process of evaluating the design and operating effectiveness of our internal control over financial reporting, which as a result of our remediation plan, includes certain enhanced controls within the accounts receivable, revenue, and billing processes.  Although we are undertaking such steps, the existence of a material weakness is an indication that there is more than a remote likelihood that a material misstatement of our financial statements will not be prevented or detected in the current or any future period.  There can be no assurance that we will be able to fully implement our plans and controls to address these material weaknesses, or that the plans and controls, if implemented, will be successful in fully remediating these material weaknesses.  In addition, we may in the future identify further material weaknesses in our internal control over financial reporting that we have not discovered to date.

We are dependent on others for the development of products. The failure of our collaborations to successfully develop products could harm our business.

Our business strategy includes entering into agreements with clinical and commercial collaborators and other third parties for the development, clinical evaluation and marketing of new products, including novel molecular tests.  Research performed under a collaboration for which we receive or provide funding may not lead to the development of products in the timeframe expected, or at all.  If these agreements are terminated earlier than expected, or if third parties do not perform their related obligations properly and on a timely basis, we may not be able to successfully develop new products as planned, or at all.

We may acquire other businesses, products or technologies in order to remain competitive in our market and our business could be adversely affected as a result of any of these future acquisitions.

We may make acquisitions of complementary businesses, products or technologies.  If we identify any appropriate acquisition candidates, we may not be successful in negotiating acceptable terms of the acquisition, financing the acquisition, or integrating the acquired business, products or technologies into our existing business and operations.  Further, completing an acquisition and integrating an acquired business will significantly divert management time and resources.  The diversion of management attention and any difficulties encountered in the transition and integration process could harm our business.  If we consummate any significant acquisitions using stock or other securities as consideration, our shareholders’ equity could be significantly diluted.  If we make any significant acquisitions using cash consideration, we may be required to use a substantial portion of our available cash.  Acquisition financing may not be available on favorable terms, if at all.

Clinicians or patients using our services may sue us and our insurance may not sufficiently cover all claims brought against us, which will increase our expenses.

The development, marketing, sale and performance of healthcare services expose us to the risk of litigation, including professional negligence.  Damages assessed in connection with, and the costs of defending, any legal action could be substantial.  We currently maintain numerous insurance policies, including a $5.0 million aggregate, $3.0 million per claim, medical professional liability insurance policy, with a deductible of $25,000.  This policy contains customary exclusions, including exclusions relating to asbestos and biological contaminants.  However, we may be faced with litigation claims which exceed our insurance coverage or are not covered under any of our insurance policies.  In addition, litigation could have a material adverse effect on our business if it impacts our existing and potential customer relationships, creates adverse public relations, diverts management resources from the operation of the business, or hampers our ability to otherwise conduct our business.

If we use biological and hazardous materials in a manner that causes injury, we could be liable for damages.

Our development and clinical pathology activities sometimes involve the controlled use of potentially harmful biological materials, hazardous materials, chemicals, and various radioactive compounds.  We cannot completely eliminate the risk of accidental contamination or injury to third parties from the use, storage, handling, or disposal of these materials.  We currently maintain numerous casualty policies, including a $1.0 million per occurrence, $2.0 million aggregate general liability policy, a $10.0 million umbrella liability policy and a $5.0 million technology errors and omissions policy.  We also have a property special risk policy to cover our contents, equipment and business interruption as well as a $10.0 million policy for the perils of earthquake and flood.  These policies have deductibles ranging from $5,000 to $50,000 and contain customary exclusions.  However, in the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed our resources or any applicable insurance coverage we may have.  Additionally, we are subject on an ongoing basis to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products.  The cost of compliance with these laws and regulations is significant and could negatively affect our operations, cash flows, and financial condition if these costs increase substantially.

Any breakdown in the protection of our licensed proprietary technology, or any determination that our licensed proprietary technology infringes on the rights of others, could materially affect our business.

Our commercial success will depend in part on our ability to protect and maintain our proprietary technology.  We rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures, and contractual provisions to protect our proprietary rights.  However, obtaining, defending and enforcing intellectual property rights involve complex legal and factual questions.  We may not be able to effectively maintain our technologies as unpatented trade secrets or otherwise obtain meaningful protection for our proprietary technology.  Moreover, third parties may infringe, design around, or improve upon our proprietary technology or rights.

If the use of our technologies conflicts with the intellectual property rights of third parties, we may incur substantial liabilities and we may be unable to commercialize products based on these technologies in a profitable manner, if at all.

Our competitors and other third parties may have or acquire patent rights that they could enforce against us.  If they do so, we may be required to alter our technologies, pay licensing fees or cease activities.  Additionally, if our technologies conflict with patent rights of others, third parties could bring legal action against us or our licensees, suppliers, customers, or collaborators, claiming damages and seeking to enjoin manufacturing and marketing of the affected products.  If these legal actions are successful, in addition to any potential liability for damages, we might have to obtain a royalty or licensing arrangement in order to continue to manufacture or market the affected products.  A required license or royalty under the related patent or other intellectual property may not be available on acceptable terms, if at all.

We may be unaware of issued patents that our technologies infringe upon.  Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, that may later result in issued patents upon which our technologies may infringe.  There could also be existing patents of which we are unaware upon which our technologies may infringe.  In addition, if third parties file patent applications or obtain patents claiming technology also claimed by us in pending applications, we may have to participate in interference proceedings in the United States Patent and Trademark Office to determine priority of invention.  If third parties file oppositions in foreign countries, we may also have to participate in opposition proceedings in foreign tribunals to defend filed foreign patent applications.  Additionally, we may have to participate in interference proceedings involving our issued patents or our pending applications.

If a third party claims that we infringe upon its proprietary rights, any of the following may occur:

•                  We may become involved in time-consuming and expensive litigation, even if a claim is without merit;

•                  We may become liable for substantial damages for past infringement, including possible treble damages for allegations of willful infringement, if a court decides that our technologies infringe upon a competitor’s patent;

•                  A court may prohibit us from using a technology or providing a service without a license from the patent holder, which may not be available on commercially acceptable terms, if at all, or which may require us to pay substantial royalties or grant cross-licenses to our intellectual property; and

•                  We may have to redesign our services so that they do not infringe upon others’ patent rights, which may not be possible or could require substantial funds or time.

If any of these events occurs, our business, results of operation, cash flows, and financial condition will likely suffer and the market price of our common stock will likely decline.

Risks Related to Regulation of Our Industry

If we are not able to obtain all of the regulatory approvals and clearances required to conduct clinical trials and/or commercialize our services and underlying diagnostic applications, our business would be significantly harmed.

The clinical laboratory testing industry is highly regulated.  Areas of the regulatory environment that may affect our ability to conduct business include, without limitation:

•                  Federal and state laws applicable to billing and claims payment and/or regulatory agencies enforcing those laws and regulations;

•                  Federal and state laboratory anti-mark-up laws;

•                  Federal and state anti-kickback laws;

•                  Federal and state false claims laws;

•                  Federal and state self-referral and financial inducement laws, including the federal physician anti-self-referral law, or the Stark Law;

•                  Coverage and reimbursement levels by Medicare, Medicaid, other governmental payors and private insurers;

•                  Restrictions on reimbursements for our services;

•                  Federal and state laws governing laboratory testing, including the Clinical Laboratory Improvement Amendments;

•                  Federal and state laws governing the development, use and distribution of diagnostic medical tests known as “home brews”;

•                  HIPAA;

•                  Federal and state regulation of privacy, security and electronic transactions;

•                  State laws regarding prohibitions on the corporate practice of medicine;

•                  State laws regarding prohibitions on fee-splitting;

•                  Federal, state and local laws governing the handling and disposal of medical and hazardous waste; and

•                  Occupational Safety and Health Administration, or OSHA, rules and regulations.

The above noted laws and regulations are extremely complex, and in many instances there are no significant regulatory or judicial interpretations of such laws and regulations.  While we believe that we are currently in material compliance with applicable laws and regulations, a determination that we have violated these laws, or the public announcement that we are being investigated for possible violations of these laws, would adversely affect our business, prospects, results of operations and financial condition.  In addition, a significant change in any of these laws may require us to change our business model in order to maintain compliance with these laws, which could reduce our revenue or increase our costs and adversely affect our business, prospects, results of operations, and financial condition.

We are subject to significant environmental, health and safety regulation.

We are subject to licensing and regulation under federal, state and local laws and regulations relating to the protection of the environment and human health and safety, including laws and regulations relating to the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials, as well as to the safety and health of laboratory employees.  In addition, the OSHA has established extensive requirements relating to workplace safety for health care employers, including clinical laboratories, whose workers may be exposed to blood-borne pathogens such as HIV and the hepatitis B virus.  These regulations, among other things, require work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations, and other measures designed to minimize exposure to, and transmission of, blood-borne pathogens.  In addition, the federally-enacted Needlestick Safety and Prevention Act requires, among other things, that we include in our safety programs the evaluation and use of engineering controls such as safety needles if found to be effective at reducing the risk of needlestick injuries in the workplace.

We are subject to federal and state laws governing the financial relationship among healthcare providers, including Medicare & Medicaid laws, and our failure to comply with these laws could result in significant penalties and other adverse consequences.

Reimbursement from Medicare accounted for approximately 34.0% of our revenue for the year ended December 31, 2008 and 35% for the three months ended March 31, 2009.  The Medicare program is administered by the Centers for Medicare & Medicaid Services which, like the states that administer their respective state Medicaid programs, imposes extensive and detailed requirements on diagnostic services providers, including, but not limited to, rules that govern how we structure our relationships with physicians, how and when we submit reimbursement claims and how we provide our specialized diagnostic services.  Our failure to comply with applicable Medicare, Medicaid and other governmental payor rules could result in our inability to participate in a governmental payor program, our returning of funds already paid to us, civil monetary penalties, criminal penalties and/or limitations on the operational function of our laboratory.  If we were unable to receive reimbursement under a governmental payor program, a substantial portion of our revenues would be lost, which would adversely affect our results of operations and financial condition.

Our business is subject to stringent laws and regulations governing the privacy, security and transmission of medical information, and our failure to comply could subject us to criminal penalties and civil sanctions.

Governmental laws and regulations affect the privacy, security and transmission of medical information.  Such laws and regulations restrict our ability to use or disclose patient identifiable laboratory data, without patient authorization, for purposes other than payment, treatment or healthcare operations (as defined by HIPAA), except for disclosures for various public policy purposes and other permitted purposes outlined in the privacy regulations.  The privacy and security regulations provide for significant fines and other penalties for wrongful use or disclosure of patient/private health information, including potential civil and criminal fines and penalties.  Although the HIPAA statute and regulations do not expressly provide for a private right of damages, we also could incur damages under state laws to private parties for the wrongful use or disclosure of confidential health information or other private personal information.

Federal law and the laws of many states generally specify who may practice medicine and limit the scope of relationships between medical practitioners and other parties.

Because of the unique structure of the relationships between Clarient Pathology Services, Inc. and us, many aspects of our business operations have not been the subject of state or federal regulatory interpretation.  A review of our business by the courts or regulatory authorities could result in a determination that our operations do not comply with applicable law.  In addition, the health care regulatory environment may change in a manner that restricts our existing operations or future expansion.

Risks Related to Our Common Stock

We have never paid cash dividends on our common stock and do not anticipate paying dividends on our common stock, which may cause you to rely on capital appreciation for a return on your investment.

We currently intend to retain future earnings for use in our business and do not anticipate paying cash dividends on our common stock in the foreseeable future.  Any payment of cash dividends will also depend on our financial condition, results of operations, capital requirements, and other factors and will be at the discretion of our board of directors.  In addition, we are restricted from paying a dividend under our credit facility without Gemino’s consent.  Accordingly, one will have to rely on capital appreciation, if any, to earn a return on their investment in our common stock.

If we raise additional funds you may suffer dilution or subordination and we may grant rights in our technology or products to third parties.

If we raise additional funds by issuing equity securities, further dilution to our stockholders could result, and new investors could have rights superior to those of holders of our common stock.  Any equity securities issued also may provide for rights, preferences or privileges senior to those of holders of our common stock.  If we raise additional funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of holders of our common stock, and the terms of the debt securities issued could impose significant restrictions on our operations.  If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our developed technologies or products, or grant licenses on terms that are not favorable to us.  If adequate funds are not available, we may have to delay or may be unable to continue to develop our products.

Our stock price is likely to continue to be volatile, which could result in substantial losses for investors.

The market price of our common stock has in the past been, and in the future is likely to be, highly volatile.  These fluctuations could result in substantial losses for investors.  Our stock price may fluctuate for a number of reasons including, but not limited to:

•                  Media reports and publications and announcements about cancer or diagnostic products or treatments or new innovations;

•                  Developments in or disputes regarding patent or other proprietary rights;

•                  Announcements regarding clinical trials or other technological or competitive developments by us and our competitors;

•                  The hiring and retention of key personnel;

•                  Announcements concerning our competitors or the biotechnology industry in general;

•                  Regulatory developments regarding us or our competitors;

•                  Changes in coverage and reimbursement policies concerning our products or competitors’ products;

•                  Changes in the current structure of the healthcare financing and payment systems;

•                  Stock market price and volume fluctuations, which have particularly affected the market prices for medical products and high technology companies and which have often been unrelated to the operating performance of such companies; and

•                  General economic, political and market conditions.

In addition, stock markets have from time to time experienced extreme price and volume fluctuations.  The market prices for diagnostic companies is affected by these market fluctuations and such effects have often been unrelated to the operating performance of such companies.  These broad market fluctuations may cause a decline in the market price of our common stock.

Securities class action litigation is often brought against a company after a period of volatility in the market price of its stock.  This type of litigation could be brought against us in the future, which could result in substantial expense and damage awards and divert management’s attention from running our business.

With the advent of the internet, new avenues have been created for the dissemination of information.  We do not have control over the information that is distributed and discussed on electronic bulletin boards and investment chat rooms.  The motives of the people or organizations that distribute such information may not be in our best interest or in the interest of our stockholders.  This, in addition to other forms of investment information, including newsletters and research publications, could result in a significant decline in the market price of our common stock.

Future sales of shares by existing stockholders could result in a decline in the market price of our stock.

Some of our current stockholders hold a substantial number of shares which they are currently able to sell in the public market, or which they will be able to sell under registration statements that may be declared effective by the Securities and Exchange Commission, and our employees hold options to purchase a significant number of shares and/or have been issued shares of restricted stock that are covered by registration statements on Form S-8.  If our stockholders sell substantial amounts of common stock in the public market, or the market perceives that such sales may occur, the market price of our common stock could fall.  Safeguard Scientifics, Inc. and its subsidiaries, which we will refer to collectively as “Safeguard”, own approximately 61% of our outstanding common stock (exclusive of common stock into which shares of Series A Preferred Stock held by Oak Investment Partners XII Limited Partnership, or Oak, are convertible), all of which may be offered for resale pursuant to this prospectus.  The filing of the registration statement relating to this prospectus could impair our ability to raise needed capital by depressing the price at which we could sell our common stock.  Oak Investment Partners XII Limited Partnership owns approximately 21% of our outstanding common stock, on an as-converted basis, and has rights, subject to some conditions, to require us to file registration statements covering shares owned by it and to include its shares in registration statements that we may file for ourselves or other stockholders.  Furthermore, if we file a registration statement and include shares held by Oak pursuant to the exercise of its registration rights, the sale of those shares could also impair our ability to raise needed capital by depressing the price at which we could sell our common stock.

We are subject to substantial control by two existing stockholders, whose interests may differ from other stockholders’ interests and may adversely affect the trading price of our common stock.

Safeguard and Oak each beneficially own a substantial portion of the outstanding shares of our common stock.  As a result, Safeguard and Oak will have significant influence in determining the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations or the sale of all or substantially all of our assets.  In addition, Safeguard is entitled to nominate up to three directors until such time as Safeguard and/or its transferees hold less than 25% of the voting power of all outstanding securities of the Company, at which time they will have the right to nominate up to two directors.  In the event that the voting power of Safeguard and/or its transferees falls below 16.67%, Safeguard has agreed to negotiate in good faith with the Company an appropriate amendment to its board representation rights in light of such diminished ownership.  Further, Oak has the ability to elect up to two of our directors for so long as Oak and its affiliates own at least 16.67% of the outstanding voting securities of the Company.  In the event that the voting power of Oak and its affiliates falls below 16.67%, Oak has agreed to negotiate in good faith with the Company an appropriate amendment to its board representation rights in light of such diminished ownership.  Oak’s board representation rights will terminate automatically in the event that its voting power (together with its affiliates) falls below 5% of the outstanding voting securities of the Company.  As a result, Safeguard and Oak each have significant influence regarding the management of our business and affairs.  The interests of Safeguard and Oak may differ from other stockholders’ interests.  In addition, this concentration of ownership may delay, prevent, or deter a change in control and could deprive other stockholders of an opportunity to receive a premium for their common stock as part of a sale of our business.  This significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders.

If we do not maintain compliance with the listing requirements of the NASDAQ Capital Market, or any other national securities exchange, our common stock could be delisted and such delisting may negatively affect our business and the liquidity and price of our common stock.

Our common stock is listed on the NASDAQ Capital Market.  We are required to satisfy various listing maintenance standards for our common stock to remain listed on the NASDAQ Capital Market.  If we fail to meet such standards our common stock would likely be delisted from the NASDAQ Capital Market, and if we are unable to comply with the listing requirements of any other national securities exchange, our common stock would be traded on an over-the-counter market such as the OTC Bulletin Board or the “Pink Sheets.”  The over-the-counter markets are generally considered to be less efficient markets and having our common stock quoted on an over-the-counter market would seriously impair the liquidity of our common stock and limit our potential to raise future capital through the sale of our common stock, which could materially harm our business, results of operations, cash flows, and financial position.

Securities analysts may not initiate coverage for our common stock, may cease coverage for our common stock or may issue negative reports, and this may have a negative impact on the market price of our common stock.

Securities analysts may elect not to provide research coverage of our common stock.  If securities analysts do not cover our common stock, the lack of research coverage may adversely affect the market price of our common stock.  The trading market for our common stock may be affected in part by the research and reports that industry or financial analysts publish about us or our business.  If one or more of the analysts who elect to cover us downgrades our stock, our stock price could decline.  If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in this prospectus contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about us, the industries in which we operate and other matters, as well as management’s beliefs and assumptions and other statements regarding matters that are not historical facts.  These statements include, in particular, statements about our plans, strategies and prospects.  For example, when we use words such as “projects,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “should,” “would,” “could,” “will,” “opportunity,” “potential” or “may,” variations of such words or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act.

Our forward-looking statements are subject to risks and uncertainties.  Factors that might cause actual results to differ materially, include, but are not limited to: our ability to maintain compliance with financial and other covenants under our credit arrangement with Gemino, limitations on our ability to borrow funds under our credit arrangement, our ability to obtain annual renewals of our credit facilities, unanticipated expenses or liabilities or other adverse events affecting cash flow, our ability to successfully develop and market novel markers, uncertainty of success in developing any new internal-use software applications, failure to obtain Food and Drug Administration clearance or approval for particular applications, our ability to compete with other technologies and with emerging competitors in cell imaging, and our dependence on third parties for collaboration in developing new tests, and those factors set forth under the caption “Risk Factors” in this prospectus.  Many of these factors are beyond our ability to predict or control.  In addition, as a result of these and other factors, our past financial performance should not be relied upon as an indication of future performance.  All forward-looking statements attributable to us, or to persons acting on our behalf, are expressly qualified in their entirety by this cautionary statement.  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this report might not occur.

USE OF PROCEEDS

The proceeds from the sale or other disposition of the common stock covered by this prospectus are solely for the accounts of the selling stockholders.  We will not receive any proceeds from the sale or other disposition of these shares of common stock.  However, we may receive proceeds from the exercise of the warrants if they are exercised.  Any funds received from the exercise of the warrants will be used for general corporate purposes.

SELLING STOCKHOLDERS

Safeguard Delaware, Inc. has acquired 43,045,100 shares of common stock and warrants to purchase 2,803,473 shares of common stock in several private placements pursuant to Section 4(2) of the Securities Act of 1933, as amended, and through stock dividends, through open market purchases, exercise of outstanding warrants and through transfers from former stockholders.  In addition, Safeguard Scientifics (Delaware), Inc., a subsidiary of Safeguard Delaware, Inc., has acquired 3,438,721 shares of common stock in several private placements pursuant to Section 4(2) of the Securities Act of 1933, as amended, through stock dividends, through open market purchases, and through transfers from former stockholders.  Currently, Safeguard Delaware, Inc. holds approximately 44% of the Company’s outstanding voting securities and Safeguard Scientifics (Delaware), Inc. holds approximately 3.3% of the Company’s outstanding voting securities.  Pursuant to an agreement with the Company, Safeguard Delaware, Inc. has the right to nominate up to three out of nine members of our board of directors.  Safeguard Delaware, Inc. nominees, Peter J. Boni, Stephen T. Zarrilli and James A. Datin, were elected by our stockholders and currently serve on our board of directors.  Peter J. Boni and James A. Datin have served on our board of directors since 2005 and Stephen T. Zarrilli has served on our board of directors since 2008.  Safeguard Delaware, Inc. is also contractually entitled to certain information and inspection rights with respect to the business and financial condition of Clarient until such time as Safeguard Delaware, Inc., together with its affiliates, own less than 5% of the voting power of our outstanding securities.

The Company entered into a credit facility on March 14, 2007 with Safeguard Delaware, Inc. with a maximum aggregate principal amount of $12,000,000.  On March 14, 2008, the Company entered into an Amended and Restated Senior Subordinated Revolving Credit Agreement with Safeguard Delaware, Inc., to increase the maximum aggregate principal amount under the credit facility to $21,000,000.  On February 27, 2009, the Company entered into a Second Amended and Restated Senior Subordinated Revolving Credit Agreement with Safeguard Delaware, Inc. in order to extend the maturity date to April 1, 2010 and increase the Company’s total credit availability by $9.0 million to $30.0 million.  On May 14, 2009, the Company paid, in full, all amounts owing to Safeguard Delaware, Inc. under the credit facility and the credit facility was simultaneously terminated.

Pursuant to an Amended and Restated Registration Rights Agreement dated February 27, 2009, we agreed to file a registration statement, of which this prospectus is a part, with the Securities and Exchange Commission to register the resale of the shares of common stock we issued, and which we may issue upon exercise of the warrants, to those stockholders and to use commercially reasonable efforts to keep the registration statement effective until the date on which the shares registered hereunder are sold.

The following table sets forth, as of June 18, 2009: (1) the name of each selling stockholder for whom we are registering shares under this registration statement; (2) the number of shares of our common stock owned by each such selling stockholder prior to such registration; (3) the number of shares of our common stock that may be offered pursuant to this prospectus; and (4) the amount and (if one percent or more) the percentage of the class to be owned by each such selling stockholder if all shares included in this prospectus were sold hereunder.  The percentage of outstanding common stock owned is calculated based on 77,306,283 shares of common stock issued and outstanding at June 9, 2009.  We prepared this table based on the information supplied to us by the selling stockholders named in the table and we have not sought to verify such information.

Since the date on which the selling stockholders provided this information, the selling stockholder may have sold, transferred or otherwise disposed of all or a portion of the shares of common stock in a transaction exempt from the registration requirements of the Securities Act.  Information concerning the selling stockholder may change from time to time and any changed information will be set forth in supplements to this prospectus to the extent required.

The selling stockholders may from time to time offer and sell any or all of the shares of common stock under this prospectus.  Because the selling stockholders are not obligated to sell the shares of common stock, we cannot estimate how many shares of common stock that the selling stockholders will hold upon consummation of any such sales.

Selling Stockholder	Common Stock Owned Prior to Offering	Common Stock Being Offered Pursuant to this Prospectus	Common Stock Owned Upon Completion of Offering(1)	Percentage of Common Stock Owned Upon Completion of Offering
Safeguard Scientifics (Delaware), Inc.	3,438,721	3,438,721	0	0%
Safeguard Delaware, Inc.(2)	45,848,573	45,848,573	0	0%
Total	49,287,294	49,287,294	0	0%

(1)                                Assumes the sale by the selling stockholders of all of the shares of common stock available for resale under this prospectus.

(2)                                Includes 2,803,473 shares of common stock subject to warrants which are currently exercisable, of which (i) 50,000 have an exercise price of $2.00 per share, (ii) 1,350,000 have an exercise price of $1.35 per share, (iii) 50,000 have an exercise price of $0.87 per share, (iv) 624,306 have an exercise price of $0.98 per share, (v) 166,667 have an exercise price of $1.64 per share, (vi) 62,500 have an exercise price of $1.3889 per share, and (vii) 500,000 have an exercise price of $1.376 per share.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledges, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares:

•                  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                  block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•                  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                  an exchange distribution in accordance with the rules of the applicable exchange;

•                  privately negotiated transactions;

•                  short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the Commission;

•                  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•                  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•                  a combination of any such methods of sale; or

•                  any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.  The selling stockholders are not obligated to, and there is no assurance that the selling stockholders will, sell all or any of the shares we are registering.  The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus.

In connection with the sale of our shares, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.  The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered under this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any.  Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents.  We will not receive any of the proceeds from this offering.  Upon any exercise of the warrants by payment of cash, however, we will receive the exercise prices of the warrants.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.  The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.  Any profits on the resale of shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act.  Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder.  The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transaction involving sales of the shares if liabilities are imposed on that person under the Securities Act.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares.  We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders, broker-dealers or agents that participate in the sale of the common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act.  Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts or commissions under the Securities Act.  Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.  There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of any of their secured obligations, the pledges or secured parties may offer and sell the shares from time to time under this prospectus as it may be supplemented from time to time, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledge, transferee or other successors in interest as selling stockholders under this prospectus.

To the extent required, the shares to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.  In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates.  In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purposes of satisfying the prospectus delivery requirements of the Securities Act.  The selling stockholders may indemnify any broker-dealer that participates in transaction involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement.

LEGAL MATTERS

The validity of the common stock being offered hereby will be passed on by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

EXPERTS

The consolidated financial statements and schedules of Clarient, Inc. as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2008 consolidated financial statements contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and negative cash flows from operations and has working capital and net capital deficiencies.  In addition, it is not probable that the Company can remain in compliance with the restrictive financial covenants in its credit facilities.  These matters raise substantial doubt about the Company’s ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.  The audit report also refers to the Company’s change in its method of accounting for uncertainties in income taxes in 2007.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-3 with the SEC with respect to the common stock covered by this prospectus or any prospectus supplement.  This prospectus does not include all of the information contained in the registration statement.  You should refer to the registration statement and its exhibits for additional information.  Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We are subject to the informational requirements of the Exchange Act and in accordance therewith file periodic reports, current reports, proxy statements and other information with the SEC.  You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.

Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference room.  You may also read our filings at the SEC’s web site at http://www.sec.gov.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update and supersede this prospectus.  We incorporate by reference the following documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering of common stock is terminated, including all filings made after the date of the initial registration statement relating to this prospectus and prior to such effectiveness of the registration statement, except for information furnished under Item 2.02 or Item 7.01 of our Current Reports on Form 8-K which is not deemed filed and not incorporated by reference herein:

•                  our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 as filed with the SEC on March 19, 2009;

•                  our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008 as filed with the SEC on April 30, 2009;

•                  our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008 as filed with the SEC on June 17, 2009;

•                  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed on May 11, 2009;

•                  our Current Reports on Form 8-K as filed with the SEC on February 2, 2009, March 2, 2009, March 4, 2009, March 27, 2009, May 18, 2009 and June 22, 2009;

•                  all other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referred to in the first bullet above; and

•                  the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on June 10, 1997, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:  Investor Relations, Clarient, Inc., 31 Columbia, Aliso Viejo, California 92656; (949) 425-5700.

16,000,000 SHARES

COMMON STOCK

PROSPECTUS SUPPLEMENT

Stephens Inc.

Robert W. Baird & Co.    Stifel Nicolaus

Boenning & Scattergood, Inc.

August 27, 2009